SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO SPEEDS-UP ITS GROWTH AND EXPANDS ITS LEADERSHIP IN THIS QUARTER WITH CONSISTENT INCREASE IN THE NET SERVICE REVENUE AND EBITDA, AND INCREASE IN THE MARKET SHARE IN THE 4TH QUARTER IN A ROLL.

July 28, 2010 –VIVO Participações S.A. announces today its consolidated results for the second quarter 2010 (2Q10). The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the second quarter 2009 (2Q09), except as otherwise mentioned.

HIGHLIGHTS FOR THE PERIOD

  2,028 thousand new accesses in the quarter(41.3% in the postpaid segment);
  Market Share of Net additions recorded 33.7% (61.6% in the postpaid segment);
  Vivo’s customer base totaled 55,977 thousand accesses, (19.6% annual growth, with 25.5% in the postpaid segment);
  Market share of 30.24% (34.67% in the postpaid segment);

Attractiveness of the services resulted in leadership for the 4th quarter in a roll.

  Annual increase of 10.7% in the Net Service Revenue totaling R$ 4,129.8 million, with highlight for the increase in the outgoing ARPU;
  Annual growth of 71.8% in data and VAS Revenue which already accounts for 19.4% of the net service revenue(Internet revenue grew 121.4%);

Accelerated Revenue growth.

  EBITDA Margin of 30.5% in the quarter (+0.4 p.p. vs 1Q10; +0.2 p.p. vs 2Q09);
  EBITDA increased by 10.6% over 2Q09, recording R$ 1,342.7 million in the quarter;
  Net profit of R$ 236.0 million in 2Q10, with growth of 29.9% over 2Q09;

Increase in profitability despite strong commercial performance.

  Expansion of 3G coverage  from 600 municipalities to more than 2,800(85% of the population) until 2011;
  Cash flow in the year-to-date 2010 recorded R$ 1,629.2 million;
  Net debt in 2Q10 in the amount of R$ 3,355.3 million (28.5% lower than in 2Q09).

Preparing the basis to ensure long term leadership.

HIGHLIGHTS
						Accumulated
R$ million (Consolidated)	2 Q 10	1 Q 10	Δ%	2 Q 09	Δ%	2010	2009	Δ%
Net operating revenue	4,401.6	4,233.2	4.0%	4,006.6	9.9%	8,634.8	8,047.0	7.3%
Net service revenues	4,129.8	3,929.5	5.1%	3,729.4	10.7%	8,059.3	7,442.3	8.3%
Net handset revenues	271.8	303.7	-10.5%	277.2	-1.9%	575.5	604.7	-4.8%
Total operating costs	(3,058.9)	(2,959.5)	3.4%	(2,792.9)	9.5%	(6,018.4)	(5,606.4)	7.3%
EBITDA	1,342.7	1,273.7	5.4%	1,213.7	10.6%	2,616.4	2,440.6	7.2%
EBITDA Margin (%)	30.5%	30.1%	0.4 p,p,	30.3%	0.2 p,p,	30.3%	30.3%	0.0 p,p,
Depreciation and amortization	(840.2)	(871.3)	-3.6%	(811.0)	3.6%	(1,711.5)	(1,606.2)	6.6%
EBIT	502.5	402.4	24.9%	402.7	24.8%	904.9	834.4	8.4%
Net income	236.0	191.9	23.0%	181.7	29.9%	427.9	314.7	36.0%
Capex	489.2	328.7	48.8%	595.1	-17.8%	817.9	1,117.3	-26.8%
Capex over net revenues	11.1%	7.8%	3.3 p,p,	14.9%	-3.8 p,p,	9.5%	13.9%	-4.4 p,p,
Accesses (thousand)	55,977	53,949	3.8%	46,819	19.6%	55,977	46,819	19.6%
Net additions (thousand)	2,028	2,205	-8.0%	1,178	72.2%	4,233	1,874	125.9%

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2009 was prepared on a consolidated basis and, as a consequence of the effects of the adoption of all the CPC pronouncements, whenever applicable, some figures disclosed in 2Q09 were reclassified in order to allow comparison between the periods. The adoption of such practices has the purpose of complying with the presentation of the financial statements in full in conformity with the IFRS. With the objective to simplify adaptation of models to these effects information on the adjustments and impacts of the new accounting practices for 1Q09, 2Q09, 3Q09 and 4Q09 can be found in “Annex I” of this report.

OPERATING HIGHLIGHTS

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	2 Q 10	1 Q 10	Δ%	2 Q 09	Δ%	2010	2009	Δ%
Total number of accesses (thousand)	55,977	53,949	3.8%	46,819	19.6%	55,977	46,819	19.6%
Postpaid	11,351	10,513	8.0%	9,044	25.5%	11,351	9,044	25.5%
Prepaid	44,626	43,436	2.7%	37,775	18.1%	44,626	37,775	18.1%
Market Share (*)	30.24%	30.12%	0.12 p.p.	29.33%	0.91 p.p.	30.24%	29.33%	0.91 p.p.
Net additions (thousand)	2,028	2,205	-8.0%	1,178	72.2%	4,233	1,874	125.9%
Market Share of net additions (*)	33.7%	42.8%	-9.1 p.p.	19.8%	13.9 p.p.	38.3%	20.0%	18.3 p.p.
Market penetration	95.9%	92.9%	3.0 p.p.	83.6%	12.3 p.p.	95.9%	83.6%	12.3 p.p.
SAC (R$)	71	69	2.9%	84	-15.5%	70	92	-23.9%
Monthly Churn	2.6%	2.5%	0.1 p.p.	2.7%	-0.1 p.p.	2.6%	2.6%	0.0 p.p.
ARPU (in R$/month)	25.0	24.8	0.8%	27.0	-7.4%	24.9	27.1	-8.1%
ARPU Inbound	9.4	9.9	-5.1%	10.9	-13.8%	9.6	11.2	-14.3%
ARPU Outgoing	15.6	14.9	4.7%	16.1	-3.1%	15.3	16.0	-4.4%
Total MOU (minutes)	114	116	-1.7%	80	42.5%	115	78	47.4%
MOU Inbound	24	25	-4.0%	27	-11.1%	24	28	-14.3%
MOU Outgoing	90	91	-1.1%	53	69.8%	91	51	78.4%
Employees	13,266	12,656	4.8%	8,250	60.8%	13,266	8,250	60.8%

(*) source: Anatel

  Vivo recorded an increase of 19.6% in the total number of accesses in comparison to 2Q09 and closed the quarter with 55,977 thousand accesses, out of which approximately 50 million were GSM/WCDMA technology.
  The total net additions of 2,028 thousand accesses in the period represents an increase of 72.2% in the year-to-year comparison, with a market share of net additions of 33.7%. Out of the net additions, 41.3% were postpaid accesses.
  The year-to-date leadership in net additions reflects Vivo’s high attractiveness. Factors such as the strength of Vivo brand, the largest network of owned stores in Brazil, the unquestionable leadership in coverage and quality of the 3G network and a portfolio of data and voice plans and promotions which reflect the best cost-benefit ratio in the market were decisive for the successful commercial activity in the period.

Increase in market share reflects high attractiveness of Vivo’s brand and services on the market

  Thus, Vivo reinforces its leadership with a market share of 30.24%: increase of almost 1 percentage point over June 2009.
  The postpaid customer base recorded an increase of 25.5% in the year-to-year comparison, with a market share of net additions of 61.6%. This growth arises out of the sales of the Vivo Você plan, which allows customized use of data and voice, and of the increasing sales of access to 3G internet through smartphones and modems. The market share of postpaid accesses of Vivo recorded 34.67%.

Increasing sale of accesses to 3G internet and new “Vivo Você” postpaid plans produce a mix improvement.

  SAC of R$ 71 in 2Q10 is 2.9% higher than in 1Q10. Such increase reflects the growth in the mix of postpaid and data customers in the additions, whose subsidies and commissions are higher. When compared to 2Q09, the SAC recorded a reduction of 15.5%, mainly due to the additions only with SIM Cards, that is, without acquisition of handsets. It must be reminded that since 1Q10 expenses with corporate lease and the Fistel fee started being included in the SAC calculation.

Efficiency in attracting new customers.

  The focus on the satisfaction of the customer base and the continuous efforts for ensuring loyalty and retention of its customer base through the rewarding program, mainly to handsets acquisition, contributed to the reduction of 0.1 percentage point of the churn in the quarter in relation to last year. Churn of 2.6% in the quarter shows that this indicator is under control reaffirming our position as the best option among the mobile operators.

Satisfaction of the customer base keeps Churn under control

  The ARPU of R$25.0 in the quarter records an increase of 0.8% in relation to 1Q10 as a result of increased activity in the customer base, with increased consumption of voice and data services. The growth in the recharge volume and the increasing adoption of 3G data and messaging services is an evidence of that.  When compared to 2Q09, the ARPU recorded a reduction  of 7.4% arising out of the dilution effect caused mainly by availability of multiple SIM Cards on the market. Such reduction confirms the decrease in the ARPU drop trend recorded in 1Q10, as shown.

ARPU reverts the drop trend and records an increase in the quarter.

  The Outgoing ARPU in 2Q10 recorded a reduction of 3.1% in relation to 2Q09 and an increase of 4.7% in relation to 1Q10, due to increased consumption, recharge and data usage. The Incoming ARPU, on its turn, decreased by 13.8% in the comparison with the same period of last year, mainly due to the increasing substitution of fixed by mobile traffic as a result of the penetration of the mobile telephone service in Brazil.

  Worthy of mention is the data ARPU growth, which increased by 44.1% in relation to 2Q09, mainly due to increased use of ‘Vivo Internet’, higher penetration of SMS services and use of SMS in massive promotions broadcasted on TV.

  The Blended MOUof 114 minutesin 2Q10 increased by 42.5% in relation to 2Q09 and decreased by 1.7% in relation to 1Q10. The increase posted in the Outgoing MOU was 69.8%. The growth in relation to the same period of last year is a result of the actions for stimulating usage, especially the “Recarregue e Ganhe” campaign and the “Vivo Você” plans, implemented in the 4Q09, which aim at increasing usage habits. The reduction recorded in the quarter is mainly due to changes in the pre-paid segment campaigns in November 2009 and April 2010, making them more rational in terms of bonus granting, with increased profitability in the results.

Campaigns to promote usage generated significant results: 104% increase in the outgoing traffic.
  The total traffic recorded a 70.1% growth in 2Q10, in the comparison with 2Q09 and 1.9% in relation to 1Q10, with emphasis to the 104.5% and 2.3% increase, respectively, in the outgoing traffic, which is a result of the dissemination of the community concept and of the increased customer base.

OPERATING REVENUES

NET OPERATING REVENUES - VIVO
						Accumulated
R$ million (Consolidated)	2 Q 10	1 Q 10	Δ%	2 Q 09	Δ%	2010	2009	Δ%
Access and Usage	1,805.9	1,703.0	6.0%	1,760.2	2.6%	3,508.9	3,457.1	1.5%
Network usage	1,490.3	1,505.2	-1.0%	1,462.9	1.9%	2,995.5	2,981.4	0.5%
Data Revenues plus VAS	802.1	687.0	16.8%	467.0	71.8%	1,489.1	919.7	61.9%
SMS + MMS	280.7	219.2	28.1%	186.2	50.8%	499.9	395.1	26.5%
Internet Revenues	424.9	366.4	16.0%	191.9	121.4%	791.3	358.6	120.7%
Other Data Revenues plus VAS	96.5	101.4	-4.8%	88.9	8.5%	197.9	166.0	19.2%
Other services	31.5	34.3	-8.2%	39.3	-19.8%	65.8	84.1	-21.8%
Net service revenues	4,129.8	3,929.5	5.1%	3,729.4	10.7%	8,059.3	7,442.3	8.3%
Net handset revenues	271.8	303.7	-10.5%	277.2	-1.9%	575.5	604.7	-4.8%
Net Revenues	4,401.6	4,233.2	4.0%	4,006.6	9.9%	8,634.8	8,047.0	7.3%

Total net revenue recorded a growth of 9.9% over 2Q09. Such variation was due to the growth in all the lines of service revenue due to increase in the customer base, higher activity in terms of consumption and, especially, increased use of Data and VAS services. Thus, the service revenues in the quarter grew 10.7% in relation to the same period of last year, accelerating the annual growth of 5.8% obtained in 1Q10 and widely offsetting the reduction in handsets revenue.

Access and usage revenue grew 2.6% in relation to 2Q09 and 6.0% in relation to 1Q10 due to the high increase in the customer base in the last quarters, improvement in the postpaid customer mix and increased activity in the pre-paid segment, shown by the increase in recharges volume and, consequently, increase in voice services consumption.

It is interesting to note that due to the changes made in the end of 2009 and, again, in the second quarter, turning voice campaigns more rational, the gross profitability of such voice services, represented by voice revenue excluding interconnection costs, recorded an increase in the quarter.

Growth of 10.7% in the net service revenue

Due to the growth of mobile-to-mobile traffic, the network usage (interconnection) revenues decreased by 1% in the quarter and grew 1.9% in the year, thus reducing even more the dependence on interconnection revenues when considering the growth of the other revenues.

Data revenue plus VAS grew 71.8% and 16.8% over 2Q09 and 1Q10, respectively, representing, in 2Q10, 19.4% of the Net Service Revenue. The main driver of this growth continues to be the significant increase in the number of customers of 3G plans (+142% year-to-year) as a result of Vivo’s leadership in terms of 3G network coverage and quality, besides an increase in the penetration and use of messaging services as a result of the increasing sales of SMS packages.

Mobile Internet revenues grew 121.4% over 2Q09 and 16% over 1Q10, accounting for 53% of the data revenue in 2Q10, obtained as a result of the incentives for use of such service through smartphones and modems. The revenue obtained from SMS + MMS grew 50.8%, when compared to 2Q09.
Annual growth of 72% in data revenues and of 121% in revenues from mobile internet services.

OPERATING COSTS

OPERATING COSTS - VIVO
						Accumulated
R$ million (Consolidated)	2 Q 10	1 Q 10	Δ%	2 Q 09	Δ%	2010	2009	Δ%
Personnel	(266.2)	(243.7)	9.2%	(214.4)	24.2%	(509.9)	(424.8)	20.0%
Cost of services rendered	(1,307.4)	(1,313.3)	-0.4%	(1,113.3)	17.4%	(2,620.7)	(2,196.9)	19.3%
Leased lines	(84.4)	(84.4)	0.0%	(76.5)	10.3%	(168.8)	(156.5)	7.9%
Interconnection	(650.8)	(671.9)	-3.1%	(558.2)	16.6%	(1,322.7)	(1,105.7)	19.6%
Rent/Insurance/Condominium fees	(92.0)	(96.3)	-4.5%	(88.7)	3.7%	(188.3)	(172.1)	9.4%
Fistel and other taxes and contributions	(285.7)	(284.0)	0.6%	(227.4)	25.6%	(569.7)	(445.7)	27.8%
Third-party services	(181.3)	(169.6)	6.9%	(154.3)	17.5%	(350.9)	(288.8)	21.5%
Others	(13.2)	(7.1)	85.9%	(8.2)	61.0%	(20.3)	(28.1)	-27.8%
Cost of goods sold	(394.0)	(433.2)	-9.0%	(448.7)	-12.2%	(827.2)	(1,060.8)	-22.0%
Selling expenses	(953.8)	(846.0)	12.7%	(896.7)	6.4%	(1,799.8)	(1,660.1)	8.4%
Provision for bad debt	(36.3)	(42.4)	-14.4%	(65.2)	-44.3%	(78.7)	(142.8)	-44.9%
Third-party services	(780.9)	(650.2)	20.1%	(657.6)	18.8%	(1,431.1)	(1,196.8)	19.6%
Customer loyalty and donations	(84.4)	(109.4)	-22.9%	(116.4)	-27.5%	(193.8)	(216.5)	-10.5%
Others	(52.2)	(44.0)	18.6%	(57.5)	-9.2%	(96.2)	(104.0)	-7.5%
General & administrative expenses	(167.2)	(154.0)	8.6%	(132.7)	26.0%	(321.2)	(294.1)	9.2%
Third-party services	(136.3)	(123.0)	10.8%	(113.0)	20.6%	(259.3)	(237.9)	9.0%
Others	(30.9)	(31.0)	-0.3%	(19.7)	56.9%	(61.9)	(56.2)	10.1%
Other operating revenue (expenses)	29.7	30.7	-3.3%	12.9	130.2%	60.4	30.3	99.3%
Operating revenue	88.3	86.2	2.4%	68.1	29.7%	174.5	131.4	32.8%
Operating expenses	(58.7)	(61.4)	-4.4%	(64.3)	-8.7%	(120.1)	(129.5)	-7.3%
Other operating revenue (expenses)	0.1	5.9	-98.3%	9.1	-98.9%	6.0	28.4	-78.9%
Total costs before depreciation / amortization	(3,058.9)	(2,959.5)	3.4%	(2,792.9)	9.5%	(6,018.4)	(5,606.4)	7.3%
Depreciation and amortization	(840.2)	(871.3)	-3.6%	(811.0)	3.6%	(1,711.5)	(1,606.2)	6.6%
Total operating costs	(3,899.1)	(3,830.8)	1.8%	(3,603.9)	8.2%	(7,729.9)	(7,212.6)	7.2%

Optimum allocation of funds and improvement of processes contributed to increased profitability.	The total operating costs, excluding depreciation and amortization expenses, came to R$ 3,058.9 million in 2Q10, recording an increase of 9.5% in the comparison with 2Q09. Such increase is due to the increased commercial activity in the period, as evidenced by the 19.6% growth in the number of accesses, higher than the increase recorded in costs, as well as the increase in expenses arising out of higher service revenues. Keeping the administrable costs under control was a key factor that explained a lower growth in costs than in the commercial activity. When compared to 1Q10, the operating costs recorded an increase of 3.4%.

The personnel expenses in 2Q10 recorded increases of 24.2% and of 9.2% in the comparison to 2Q09 and 1Q10, respectively. Such increase arises out of the incorporation, as from September 2009, of professionals who provide assistance in our own stores, thus reducing, on their turn, costs with outsourced labor. This change produced more engaged teams and better assistance quality. The project was completed in June 2010 with the incorporation of professionals from the stores in the Northeast Region, totaling 5,271 employed professionals since September 2009.

The cost of services rendered in 2Q10 increased by 17.4% over 2Q09, as a result of the 16.6% increase in the interconnection costs and of 25.6% in the costs of Fistel Fee and other taxes due to the growth in the revenue, in the customer base and the increase of activations (annual increase of 27.8%). When compared to 1Q10 there was a reduction of 0.4%, due to the reduction in some components, especially interconnection, because of the change in the traffic mix, offset by the increase in third-party services and others.

The cost of goods sold recorded a reduction of 12.2% in the comparison between 2Q10 and 2Q09, and of 9.0% in relation to 1Q10. This drop is explained by the increase in sales of SIM Cards only as well as a restrictive subsidy granting policy, which ties the expense level to the profitability expected from each customer.
Reduction in Interconnection costs in 2Q10 in relation to 1Q10.

In the 2Q10, the selling expenses increased by 6.4% in relation to 2Q09. The commercial activity occurred in the quarter increased the expenses with third-party services, especially commissions, due to the increase in accesses of the postpaid customer and data customer segments, in addition to the increase in advertising expenses related to the campaigns launched in the period. The reduction in outsourced labor costs in the own stores partially offset such growth. In the comparison with 1Q10, selling expenses recorded a similar increase as in the year-to-year comparison, being impacted by the same factors.
The Provision for Doubtful Accounts (PDD) in 2Q10 showed a reduction of 44.3% in relation to 2Q09. The amount of R$36.3 million corresponds to 0.6% of the total gross revenue, lower than in 2Q09 (1.2%). In comparison with 1Q10, the reduction was of 0.1 percentage point. This is due to improved credit granting actions, towards obtaining best quality customers and to collection actions focusing on the more recent recovery ranges.
The general and administrative expenses grew by 26.0% in the annual comparison due to an increase in third-party services, especially banking services due to the growth in the postpaid customers base, and recharge volume and also because of the needed documentation to integrate Telemig. Comparing to previous quarter there was an increase of 8.6% reflecting higher expenses with third-party services, especially auditing and legal services.
Other Operating Revenues/Expenses recorded revenues of R$ 29.7 million. The comparison with 2Q09 presents an increase in the revenue, especially in circuit leases and fines. When compared to 1Q10, it recorded a drop of 3.3%, due to the reduction in revenue with fines.

EBITDA

Increase in the EBITDA margin in 2Q10 to 30.5%, despite the increase in the commercial activity.	The EBITDA (earnings before interests, taxes, depreciation and amortization) in 2Q10 was R$ 1,342.7 million, an increase of 10.6% in relation to 2Q09, with an EBITDA Margin of 30.5%. When compared to 1Q10, the EBITDA recorded an increase of 5.4%. The annual increase in the EBITDA in 2Q10 reflects the continued growth in the service revenue, especially data revenue, which accounted for 19.4% of the net service revenue, combined with an efficient subsidy control based on expected profitability and continuous improvement of the operating processes.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 3.6% in 2Q10 over 2Q09, due to the investments effected in the period. When compared to 1Q10, depreciation and amortization expenses decreased by 3.6%.

FINANCIAL RESULT

FINANCIAL REVENUES (EXPENSES) - VIVO
						Accumulated
R$ million (Consolidated)	2 Q 10	1 Q 10	Δ%	2 Q 09	Δ%	2009	2008	Δ%
Financial Revenues	39.9	109.2	-63.5%	52.2	-23.6%	149.1	137.7	8.3%
Income from Financial Transactions	20.0	25.4	-21.3%	45.8	-56.3%	45.4	109.9	-58.7%
Other financial revenues	21.5	83.8	-74.3%	15.8	36.1%	105.3	37.2	183.1%
(-) Pis and Cofins taxes	(1.6)	0.0	n.a.	(9.4)	-83.0%	(1.6)	(9.4)	-83.0%
Financial Expenses	(141.0)	(167.5)	-15.8%	(174.1)	-19.0%	(308.5)	(424.4)	-27.3%
Financial Expenses	(128.9)	(161.9)	-20.4%	(193.3)	-33.3%	(290.8)	(429.4)	-32.3%
Monetary and exchange variations	(14.0)	(6.4)	118.8%	23.5	n.a.	(20.4)	22.9	n.a.
Effects "Lei 11,638/07"	1.9	0.8	137.5%	(4.3)	n.a.	2.7	(17.9)	n.a.
Net Financial Income	(101.1)	(58.3)	73.4%	(121.9)	-17.1%	(159.4)	(286.7)	-44.4%

Decrease of 17.1% in net financial expenses in comparison with 2Q09.	Vivo’s net financial expenses in 2Q10 decreased by R$ 20.8 million in the comparison with 2Q09. This decrease is mainly due to a lower debt level (R$ 4,588.4 in 2Q10 and R$ 6,511.1 in 2Q09) and debt cost. Among the main amortizations made in the period is the one relating to the 3G licenses debt to Anatel (fully settled in Oct/09), which in 2Q09 generated a service cost of R$ 35.2 million. Such amount, added to the cost of the remaining debt in the period, generated an additional cost of R$ 74.0 million in 2Q09 in relation to 2Q10. In compensation, we recorded a 23.6% reduction in the financial revenue in the 2Q10 relating to lower average cash invested.
Vivo’s net financial expenses increased by R$ 42.8 million in the comparison of 2Q10 over 1Q10. This increase is mainly due to recognition, in 1Q10, of updating of judicial deposit assets and contingency liabilities, positively impacting the revenue, and to the increase in interest rates (CDI) in 2Q10 (effective CDI rate in 2Q10 of 2.22% and in 1Q10 of 2.02%).
In the comparison of the 2010 year-to-date financial result with 2009, there was a reduction of 44.4% in the net financial expense, mainly due to the lower debt service cost as a result of the lower interest rate in the period (effective CDI in 1S10 of 4.28% and in 1S09 of 5.35%) and to the prepayment of the 3G licenses effected in Oct/09. In addition to these two positive effects, we recorded a net debt reduction due to the cash generation in the period.

NET PROFIT AND DIVIDENDS
Net Profit of R$ 236.0 million in 2Q10.

The consolidated Net Profit of R$ 236.0 million in 2Q10 represents an increase of 29.9% in relation to 2Q09 and of 23.0% over 1Q10, reflecting the better operational performance. A growth of 36% was recorded in the year-to-date figure. Vivo has continued to place its focus on profitability, as can be observed in the positive results presented in the last quarters.

Vivo effected the payment on April 19, 2010 of the 50% referring to the dividends declared based on the 2009 year-end balance sheet to the holders of common and preferred shares, the total amount of which is made up of interest on the own capital of R$ 104,135,762.30, with 15% withholding income tax, resulting in net interests of R$ 88,515,397.96 and included as dividends, as set forth in article 9 of Law no. 9249/95. This interest on the own capital added to the dividends in the amount of R$ 730,364,262.13, resulted in a dividend per share of R$ 2.049299159273 and in the total net amount of R$ 818,879,660.08. The net amount paid on such date was R$ 409,439,830.04.
The payment of the balance of 50% is scheduled to occur on October 25, 2010.

Distribution of 100.8% of the net profit of 2009, excluding legal reserve.

INDEBTEDNESS
LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	649.2	1,305.7	3.1	664.5	-	-
Debentures	1,443.3	-	-	-	-	-
Resolution 2770(***)	-	-	-	99.3	-	29.0
Law 4131(****)	-	-	-	271.2	-	-
Commercial Papers	114.0	-	-	-	-	-
Others	-	-	-	0.2	-	-
Adjust "Law 11,638/07"	1.1	-	-	11.6	-	12.7
Issue Costs	(3.8)	-	-	-	-	(3.8)
Total	2,203.8	1,305.7	3.1	1,046.8	29.0	4,588.4
Exchange rate used	1.000000	1.974080	0.035363	1.801500	0.020380
Payment Schedule
2010	179.2	168.7	1.4	384.3	-	733.6
As from 2010	2,024.6	1,137.0	1.7	662.5	29.0	3,854.8
Total	2,203.8	1,305.7	3.1	1,046.8	29.0	4,588.4

NET DEBT - VIVO
	Consolidated
	Jun 30. 10	Mar 31. 10	Jun 30. 09
Short Term	992.4	1,202.3	1,819.6
Long Term	3,596.0	3,600.9	4,691.5
Total debt	4,588.4	4,803.2	6,511.1
Cash and cash equivalents	(1,209.3)	(858.1)	(1,796.1)
Derivatives	(23.8)	(7.5)	(22.4)
Net Debt	3,355.3	3,937.6	4,692.6

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).
(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.
** Resolution that refers to funding in foreign currency effected by Banks outside Brazil and internally transferred to the Company in the same currency.
*** Law that deals with funding in foreign currency effected by the company with Banks outside Brazil.
Release of R$ 99.7 MM referring to the BNDES’ PSI Program.

The Company closed 2Q10 with a debt of R$ 4,588.4 million (R$ 4,803.2 million in 1Q10), of which 23.5% is denominated in foreign currency (UMBND, US$ and YEN). Out of the total loans, 99.9% are covered by hedge transactions. The debt in 2Q10 was offset by cash funds and financial investments (R$ 1,209.3 million) and by derivative assets and liabilities (R$ 23.8 million receivable), resulting in a net debt of R$ 3,355.3 million (R$ 4,692.6 million at June 30, 2009).

In relation to 2Q10 the decrease in the net debt, in the amount of R$ 1,337.3 million, is due to cash generation, allied to lower debt service cost. In 2Q10, Vivo completed the 2nd issue/2nd series debentures renegotiation process, in the amount of R$ 800.0 million. The total amount renegotiated was R$ 340.2 million. The difference of R$ 459.8 million was redeemed by the Company in the period. Still in 2Q10, there was the release of part of the indirect credit facility from the BNDES, in the amount of R$ 99.7 million, referring to the investment support program (PSI). This new credit facility shall be used for financing the acquisition of new machines and equipment manufactured in Brazil, as accredited by the BNDES (under the FINAME program), in addition to short-term foreign fund raising in the amount of US$ 150.0 million.

Reduction of the net debt by 14.8% in the quarter.

The gross debt in 2Q10 recorded a drop of 4.5% when compared to 1Q10. In the same comparison, Vivo’s net debt decreased by R$ 582.3 million, as a result of the consistent operating cash generation in the period, partially reduced by a higher payment of JCSP/Dividends in April (2Q10).

INVESTMENTS (CAPEX)
CAPEX - VIVO
				Accumulated
R$ million (Consolidated)	2 Q 10	1 Q 10	2 Q 09	2010	2009
Network	264.4	214.6	397.9	479.0	762.1
Technology / Information System	119.7	29.2	73.1	148.9	126.8
Products and Services. Channels. Administrative and others	105.1	84.9	124.1	190.0	228.4
Total	489.2	328.7	595.1	817.9	1,117.3
% Net Revenues	11.1%	7.8%	14.9%	9.5%	13.9%

Vivo Internet Brazil, expansion of 3G coverage to more than 2,800 municipalities until 2011.

CAPEX represents 11.1% of the net revenue in 2Q10. The expenditures in this quarter were mainly intended to: increase coverage of the networks for supporting voice and data demand, expansion of the capacity in regions where demand exists, and in technology for supporting such growth. In 2Q10, CAPEX totaled R$ 489.2 million, lower than the amount recorded in the same period of last year due to different seasonality of the projects in the periods. In the 2010 year-to-date, the total invested was R$ 817.9 million.

CASH FLOW

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
			Variation R$		Variation R$			Variation R$
(In millions of Brazilian reais)	2Q10	1Q10	2Q10X1Q10	2Q09	2Q10X2Q09	2010	2009	2010X2009
Cash generation provided by operating activities	1,236.4	392.8	843.6	1,372.1	(135.7)	1,629.2	2,111.5	(482.3)
Cash applied by investing activities	(275.5)	(451.0)	175.5	(536.1)	260.6	(726.5)	(1,264.8)	538.3
Cash flow after investing activities	960.9	(58.2)	1,019.1	836.0	124.9	902.7	846.7	56.0
Cash applied by financing activities	(610.7)	(394.5)	(216.2)	(864.5)	253.8	(1,005.2)	(1,320.8)	315.6
Cash flow after financing activities	350.2	(452.7)	802.9	(28.5)	378.7	(102.5)	(474.1)	371.6
Cash and Equivalents at the beginning	805.9	1,258.6	(452.7)	1,737.3	(931.4)	1,258.6	2,182.9	(924.3)
Cash and Equivalents at the end	1,156.1	805.9	350.2	1,708.8	(552.7)	1,156.1	1,708.8	(552.7)

Operating cash generation of R$ 1,236.4 million in 2Q10.	In the comparison with 2Q09, an increase of R$ 124.9 million was recorded in the cash flow generated after investment activities due to the reduction of R$ 260.6 million in cash used in investments. The cash flow after the financing activities in 2Q10 increased by R$ 378.7 million over 2Q09, due to the reduction in the volume of payments of loans and corresponding hedges.
In the comparison with 1Q10, there was an increase in the cash flow after investment activities of R$ 1,019.1 million that was explained by the increase of R$ 843.6 million in cash generated by operating activities explained by the fact that 1Q10 was impacted by disbursement of the TFF (Inspection and Operation Fee), which is annually paid to Anatel in March.
Although there was a higher growth in cash flow after investment activities, the cash flow after the financing activities increased by R$ 802.9 million in relation to the previous quarter, because of a higher volume of debt amortizations due in the period.

The figures mentioned here are part of the “Statement of Indirect Cash Flow” presented on page 17.

CAPITAL MARKET

Merger of Telemig Celular S/A.	The merger of Telemig Celular S.A. was approved at a Special Shareholders’ Meeting held on June 01, 2010, thus completing the corporate reorganization process which started in 2008. Upon the approval and inclusion in the Bylaws of Vivo Participações, as part of the corporate object, the rendering of cellular mobile services, Vivo Participações, as from such approval, started being the Personal Mobile Service (SMP) operator in the State of Minas Gerais.

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on June 30, 2010
Shareholders	Common Shares		Preferred Shares		TOTAL
Brasilcel. N.V.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

Stock market performance.	The São Paulo Stock Exchange Index (Ibovespa) closed 2Q10 with 60,936 points, accumulating losses of 11.16% in the year. Vivo’s shares were traded in 100% of the trading sessions in the quarter, showing the liquidity of our shares, which were priced at June 30 at R$ 86.00 for common shares, R$ 46.40 for preferred shares and US$ 25.92 for the ADRs.

At the quarter end, Vivo’s market value was R$ 24 billion.

At May 10, Portugal Telecom SGPS S.A. (PT) communicated that it received a non-solicited offer from Telefónica S.A. (Telefonica) for the acquisition of 50% of its interest in Brasilcel for the amount of €5.7 billion. Valid until June 6, such offer was rejected by the Board of Directors of PT.

On June 01, PT informed to have received a new firm and unconditional proposal from Telefonica, increasing the offer value to €6.5 billion, with two alternatives, being one for the total immediate sale and the other a three-year deferred sale. Said offer was valid until June 30 and could be extended, in case the Board of Directors decided to submit it to the General Shareholders’ Meeting for examination. The Board of Directors of PT, considering that the offer did not reflect the strategic value to Telefonica, decided to call a General Shareholders’ Meeting for PT shareholders to decide on the offer.

On June 29, PT communicated to have received a revised offer from Telefonica, then increasing the value to €7.15 billion, valid until July 02, with all other conditions of the offer remaining unchanged. Such offer was examined by the General Shareholders’ Meeting held on June 30. At that meeting, out of the 62.9% shareholders attending the meeting who were entitled to vote, 73.9% voted for accepting the offer.

Even though the majority of the shareholders accepted the offer, this acceptance was rejected by the Portuguese Government through their “A” shares (Golden Share).

Following the General Shareholders’ Meeting held on June 30, 2010 Telefonica communicated Portugal Telecom that the offer was extended until July 16, 2010.

On July 08, 2010 the court of Justice of the European Union declared illegal the right of rejection, through the Golden Share, given to the Portuguese Government in the statutes of Portugal Telecom.

At July 17, Telefonica informed that, since the offer was not accepted within the valid date, it expired at 11:59 p.m. of July 16, 2010.

Telefonica’s offer for acquisition of 50% interest held by PT in Brasilcel.

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
						Accumulated
R$ million	2 Q 10	1 Q 10	Δ%	2 Q 09	Δ%	2010	2009	Δ%
Gross Revenues	6,309.1	6,003.5	5.1%	5,512.5	14.5%	12,312.6	11,127.6	10.6%
Gross service revenues	5,646.8	5,294.3	6.7%	4,887.1	15.5%	10,941.1	9,794.8	11.7%
Deductions – Taxes and others	(1,517.0)	(1,364.8)	11.2%	(1,157.7)	31.0%	(2,881.8)	(2,352.5)	22.5%
Gross handset revenues	662.3	709.2	-6.6%	625.4	5.9%	1,371.5	1,332.8	2.9%
Deductions – Taxes and others	(390.5)	(405.5)	-3.7%	(348.2)	12.1%	(796.0)	(728.1)	9.3%
Net Revenues	4,401.6	4,233.2	4.0%	4,006.6	9.9%	8,634.8	8,047.0	7.3%
Net service revenues	4,129.8	3,929.5	5.1%	3,729.4	10.7%	8,059.3	7,442.3	8.3%
Access and Usage	1,805.9	1,703.0	6.0%	1,760.2	2.6%	3,508.9	3,457.1	1.5%
Network usage	1,490.3	1,505.2	-1.0%	1,462.9	1.9%	2,995.5	2,981.4	0.5%
Data Revenues plus VAS	802.1	687.0	16.8%	467.0	71.8%	1,489.1	919.7	61.9%
SMS + MMS	280.7	219.2	28.1%	186.2	50.8%	499.9	395.1	26.5%
Internet Revenues	424.9	366.4	16.0%	191.9	121.4%	791.3	358.6	120.7%
Other Data Revenues plus VAS	96.5	101.4	-4.8%	88.9	8.5%	197.9	166.0	19.2%
Other services	31.5	34.3	-8.2%	39.3	-19.8%	65.8	84.1	-21.8%
Net handset revenues	271.8	303.7	-10.5%	277.2	-1.9%	575.5	604.7	-4.8%
Operating Costs	(3,058.9)	(2,959.5)	3.4%	(2,792.9)	9.5%	(6,018.4)	(5,606.4)	7.3%
Personnel	(266.2)	(243.7)	9.2%	(214.4)	24.2%	(509.9)	(424.8)	20.0%
Cost of services rendered	(1,307.4)	(1,313.3)	-0.4%	(1,113.3)	17.4%	(2,620.7)	(2,196.9)	19.3%
Leased lines	(84.4)	(84.4)	0.0%	(76.5)	10.3%	(168.8)	(156.5)	7.9%
Interconnection	(650.8)	(671.9)	-3.1%	(558.2)	16.6%	(1,322.7)	(1,105.7)	19.6%
Rent/Insurance/Condominium fees	(92.0)	(96.3)	-4.5%	(88.7)	3.7%	(188.3)	(172.1)	9.4%
Fistel and other taxes and contributions	(285.7)	(284.0)	0.6%	(227.4)	25.6%	(569.7)	(445.7)	27.8%
Third-party services	(181.3)	(169.6)	6.9%	(154.3)	17.5%	(350.9)	(288.8)	21.5%
Others	(13.2)	(7.1)	85.9%	(8.2)	61.0%	(20.3)	(28.1)	-27.8%
Cost of handsets	(394.0)	(433.2)	-9.0%	(448.7)	-12.2%	(827.2)	(1,060.8)	-22.0%
Selling expenses	(953.8)	(846.0)	12.7%	(896.7)	6.4%	(1,799.8)	(1,660.1)	8.4%
Provision for bad debt	(36.3)	(42.4)	-14.4%	(65.2)	-44.3%	(78.7)	(142.8)	-44.9%
Third-party services	(780.9)	(650.2)	20.1%	(657.6)	18.8%	(1,431.1)	(1,196.8)	19.6%
Costumer loyalty and donations	(84.4)	(109.4)	-22.9%	(116.4)	-27.5%	(193.8)	(216.5)	-10.5%
Others	(52.2)	(44.0)	18.6%	(57.5)	-9.2%	(96.2)	(104.0)	-7.5%
General & administrative expenses	(167.2)	(154.0)	8.6%	(132.7)	26.0%	(321.2)	(294.1)	9.2%
Third-party services	(136.3)	(123.0)	10.8%	(113.0)	20.6%	(259.3)	(237.9)	9.0%
Others	(30.9)	(31.0)	-0.3%	(19.7)	56.9%	(61.9)	(56.2)	10.1%
Other operating revenue (expenses)	29.7	30.7	-3.3%	12.9	130.2%	60.4	30.3	99.3%
Operating revenue	88.3	86.2	2.4%	68.1	29.7%	174.5	131.4	32.8%
Operating expenses	(58.7)	(61.4)	-4.4%	(64.3)	-8.7%	(120.1)	(129.5)	-7.3%
Other operating revenue (expenses)	0.1	5.9	-98.3%	9.1	-98.9%	6.0	28.4	-78.9%
EBITDA	1,342.7	1,273.7	5.4%	1,213.7	10.6%	2,616.4	2,440.6	7.2%
Margin %	30.5%	30.1%	0.4 p,p,	30.3%	0.2 p,p,	30.3%	30.3%	0.0 p,p,
Depreciation and Amortization	(840.2)	(871.3)	-3.6%	(811.0)	3.6%	(1,711.5)	(1,606.2)	6.6%
EBIT	502.5	402.4	24.9%	402.7	24.8%	904.9	834.4	8.4%
Net Financial Income	(101.1)	(58.3)	73.4%	(121.9)	-17.1%	(159.4)	(286.7)	-44.4%
Financial Revenues	39.9	109.2	-63.5%	52.2	-23.6%	149.1	137.7	8.3%
Income from Financial Transactions	20.0	25.4	-21.3%	45.8	-56.3%	45.4	109.9	-58.7%
Other financial revenues	21.5	83.8	-74.3%	15.8	36.1%	105.3	37.2	183.1%
(-) Pis and Cofins taxes	(1.6)	0.0	n,a,	(9.4)	-83.0%	(1.6)	(9.4)	-83.0%
Financial Expenses	(141.0)	(167.5)	-15.8%	(174.1)	-19.0%	(308.5)	(424.4)	-27.3%
Financial Expenses	(128.9)	(161.9)	-20.4%	(193.3)	-33.3%	(290.8)	(429.4)	-32.3%
Monetary and exchange variations	(14.0)	(6.4)	118.8%	23.5	n,a,	(20.4)	22.9	n,a,
Effects "Lei 11,638/07"	1.9	0.8	137.5%	(4.3)	n,a,	2.7	(17.9)	n,a,
Taxes	(165.4)	(152.2)	8.7%	(85.3)	93.9%	(317.6)	(205.6)	54.5%
Minority Interest	0.0	0.0	n,a,	(13.8)	-100.0%	0.0	(27.4)	n,a,
Net Income	236.0	191.9	23.0%	181.7	29.9%	427.9	314.7	36.0%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Jun 30, 10	Dec 31, 09	Δ%
Current Assets	6,337.1	6,003.0	5.6%
Cash and equivalents cash	1,156.1	1,258.6	-8.1%
Temporary cash investments (collateral)	36.8	39.2	-6.1%
Net accounts receivable	2,546.1	2,546.8	0.0%
Inventory	398.3	423.6	-6.0%
Deferred and recoverable taxes	1,298.5	1,186.2	9.5%
Deposits and blokages court	234.2	200.9	16.6%
Derivatives transactions	5.2	14.7	-64.6%
Prepaid Expenses	504.4	162.0	211.4%
Other current assets	157.5	171.0	-7.9%
Non- Current Assets	14,279.9	15,124.8	-5.6%
Long Term Assets:
Temporary cash investments (as collateral)	53.2	51.3	3.7%
Deferred and recoverable taxes	3,461.6	3,670.1	-5.7%
Deposits and blokages court	842.3	609.0	38.3%
Derivatives transactions	157.6	137.1	15.0%
Prepaid Expenses	25.3	23.4	8.1%
Other long term assets	3.0	3.0	0.0%
Investment	0.1	0.1	0.0%
Plant. property and equipment	5,699.6	6,408.5	-11.1%
Net intangible assets	4,037.2	4,222.3	-4.4%
Total Assets	20,617.0	21,127.8	-2.4%

LIABILITIES

Current Liabilities	6,521.0	6,451.5	1.1%
Personnel. tax and benefits	164.9	161.3	2.2%
Suppliers and Consignment	2,853.5	3,053.6	-6.6%
Taxes. fees and contributions	1,096.5	953.4	15.0%
Loans and financing	962.7	688.4	39.8%
Debentures	29.7	266.3	-88.8%
Interest on own capital and dividends	441.0	322.4	36.8%
Contingencies provision	125.8	134.2	-6.3%
Derivatives transactions	38.0	31.0	22.6%
Other current liabilities	808.9	840.9	-3.8%
Non-Current Liabilities	5,021.4	5,417.6	-7.3%
Long Term Liabilities:
Taxes. fees and contributions	920.1	765.0	20.3%
Loans and financing	2,185.1	2,306.6	-5.3%
Debentures	1,410.9	1,863.2	-24.3%
Contingencies provision	159.1	143.9	10.6%
Derivatives transactions	101.1	131.4	-23.1%
Other long term liabilities	245.1	207.5	18.1%
Shareholder's Equity	9,074.6	9,258.7	-2.0%
Total Liabilities and Shareholder's Equity	20,617.0	21,127.8	-2.4%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
In million of R$
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	2Q 10	1Q 10	2Q 09	Accum 2009	Accum 2008
Net profit for the period	236.0	191.9	181.7	427.9	314.7
Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	-	-	13.8	-	27.4
Depreciation and amortization	840.2	871.3	811.0	1,711.5	1,606.2
Residual cost of written-off fixed assets	(2.5)	0.3	-	(2.2)	0.4
Provisions (reversals) for inventory losses	(10.3)	(3.8)	(13.5)	(14.1)	(5.7)
Provisions for disposal of assets	(0.7)	(2.4)	-	(3.1)	(0.8)
Provisions (reversals) for suppliers	(56.8)	31.3	(16.3)	(25.5)	(65.5)
Losses(gains) in forward and swap contracts	(14.4)	(21.0)	257.9	(35.4)	363.3
Provisions (reversals) for taxes and contributions	23.8	97.4	2.4	121.2	63.8
Losses in loans. financing and debentures	29.0	28.0	(222.9)	57.0	(280.8)
Monetary and exchange variations	6.8	(23.3)	7.7	(16.5)	11.2
Provisions for doubtful accounts	36.3	42.4	65.2	78.7	142.8
Provisions for contingencies	30.8	32.4	34.1	63.2	69.8
Provisions (reversals) for customer retention program	6.7	4.7	(8.2)	11.4	(11.3)
Deferred income tax	105.4	43.9	47.7	149.3	106.2
Post-employment benefit plans	(0.3)	(0.1)	0.6	(0.4)	1.2
Increase in operating assets
Accounts receivable	(28.0)	(49.9)	(19.1)	(77.9)	100.2
Inventory	(85.9)	125.3	75.3	39.4	363.5
Deferred and recoverable taxes	(88.3)	33.8	(165.4)	(54.5)	48.4
Other current and non-current assets	173.4	(692.5)	138.1	(519.1)	(254.9)
Reduction in operating liabilities:
Labor. payroll charges and pension benefits	8.8	(5.3)	23.8	3.5	(29.8)
Suppliers and accounts payable	(30.1)	(233.1)	101.0	(263.2)	(447.7)
Interest on loans. financing and debentures	(34.6)	(25.0)	(27.0)	(59.6)	81.4
Taxes. duties and contributions	101.5	28.8	125.4	130.3	23.7
Provisions for contingencies	(29.4)	(31.2)	(33.1)	(60.6)	(58.9)
Other current and non-current liabilities	19.0	(51.1)	(8.1)	(32.1)	(59.3)
Cash generated from operating activities	1,236.4	392.8	1,372.1	1,629.2	2,111.5
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(276.6)	(452.6)	(537.7)	(729.2)	(1,275.8)
Aplication in investments funds	-	-	-	-	8.8
Proceeds from disposal of property, plant & equipment	1.1	1.6	1.6	2.7	2.2
Cash used in investment activities	(275.5)	(451.0)	(536.1)	(726.5)	(1,264.8)
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	361.9	110.0	124.6	471.9	334.6
Repayment of loans, financing and debentures	(551.7)	(434.2)	(1,076.6)	(985.9)	(1,627.2)
Receipts (payments) for forward contracts and swaps	(4.0)	6.5	87.9	2.5	95.3
Payments of dividends and interest on own capital	(416.9)	(76.7)	(0.1)	(493.6)	(122.8)
Receipts (payments) for stock grouping, net	-	(0.1)	(0.3)	(0.1)	(0.7)
Cash used in financing activities	(610.7)	(394.5)	(864.5)	(1,005.2)	(1,320.8)
CASH INCREASE	350.2	(452.7)	(28.5)	(102.5)	(474.1)
CASH
Initial balance	805.9	1,258.6	1,737.3	1,258.6	2,182.9
Final balance	1,156.1	805.9	1,708.8	1,156.1	1,708.8
	350.2	(452.7)	(28.5)	(102.5)	(474.1)

ANNEX I

The year 2010 was marked by the adoption of accounting rules arising out of the new CPCs issued in 2009 and approved by the CVM (Brazilian Securities and Exchange Commission) in the same year by resolution. Among these procedures, the following are worthy of mention and resulted in changes on the financial statements of the company:

Impacts on revenue:

Net Revenue Variations	1Q09	2Q09	3Q09	4Q09
R$ thousand	Consolidated	Consolidated	Consolidated	Consolidated
Net service revenue before adjustments	3,669,730	3,629,919	3,788,738	3,917,308
Revenues of multiple elements	25,208	27,876	36,806	45,467
Roaming	13,938	15,502	18,206	28,143
Loyalty Program	3,998	56,120	69,545	(70)
ICMS				68,785
Net service revenue after adjustments	3,712,874	3,729,417	3,913,295	4,059,633

Net handsets revenue before adjustments	350,389	305,785	298,675	402,642
Revenues of multiple elements	(22,912)	(28,598)	(37,001)	(47,105)
Net handsets revenue after adjustments	327,477	277,187	261,674	355,537

Net operating revenue before adjustments	4,020,119	3,935,704	4,087,413	4,319,950
Net operating revenue after adjustments	4,040,351	4,006,604	4,174,969	4,415,170

Impacts on the costs of services rendered and goods sold:

Expenses Variations	1Q09	2Q09	3Q09	4Q09
R$ thousand	Consolidated	Consolidated	Consolidated	Consolidated
Cost of Services Rendered before adjustments	(1,664,357)	(1,680,524)	(1,675,530)	(1,920,158)
Fistel	22,887	13,316	(6,861)	(33,639)
Roaming	(13,938)	(15,502)	(18,206)	(28,143)
Infrastructure Swap	(1,300)	2,511	931	3,970
Depreciation of Interest on work in progress	133	781	931	1,025
Recovered expenses reclassification	10,213	4,474	4,520	50,307
Cost of Services Rendered after adjustments	(1,646,362)	(1,686,104)	(1,694,215)	(1,926,638)

Cost of Goods Sold before adjustments	(613,131)	(450,974)	(455,115)	(491,781)
Reclassification of recovered expenses – PIS/COFINS over terminals	1,043	2,215	3,342	2,651
Cost of Goods Sold after adjustment	(612,088)	(448,759)	(451,773)	(489,130)

Total Cost before adjustments	(2,277,488)	(2,131,498)	(2,130,645)	(2,411,939)
Total Cost after adjustments	(2,258,450)	(2,134,863)	(2,145,988)	(2,415,768)

Impacts on selling expenses:

Selling Expenses Variations	1Q09	2Q09	3Q09	4Q09
R$ thousand	Consolidated	Consolidated	Consolidated	Consolidated
Selling expenses before adjustments	(989,005)	(1,126,399)	(1,085,673)	(1,336,345)
Loyalty Program		1,137	6,588	70
Extraordinary Items	794	1,235	332	6,557
Selling expenses after adjustments	(988,211)	(1,124,027)	(1,078,753)	(1,329,718)

Impacts on administrative expenses:

Administrative Expenses Variations	1Q09	2Q09	3Q09	4Q09
R$ thousand	Consolidated	Consolidated	Consolidated	Consolidated
Administrative expenses before adjustments	(348,966)	(341,081)	(354,380)	(288,763)
Extraordinary Items	811	3,985	(2,898)	1,848
Administrative expenses after adjustments	(348,155)	(337,096)	(357,278)	(286,915)

Impacts on other operating revenues (expenses):

Other operating revenues (expenses) variations	1Q09	2Q09	3Q09	4Q09
R$ thousand	Consolidated	Consolidated	Consolidated	Consolidated
Other revenues (expenses) before adjustments	4,720	50,106	96,679	114,834
Extraordinary items	(17,693)	(68,430)	(83,355)	(109,675)
Other revenues (expenses) after adjustments	(12,973)	(18,324)	13,324	5,159

Impacts on the financial result:

Financial result variations	1Q09	2Q09	3Q09	4Q09
R$ thousand	Consolidated	Consolidated	Consolidated	Consolidated
Financial result before adjustments	(149,143)	(110,327)	(90,828)	(136,931)
Interest on work in progress	(15,742)	(11,440)	(7,179)	(5,452)
Financial result after adjustments	(133,401)	(121,767)	(98,007)	(131,479)

Impacts on the EBITDA:

As a result of all the above mentioned adjustments, the EBITDA disclosed for the year 2009 recorded the following impacts: increase of R$ 23,049 thousand in 1Q09 and of R$ 15,841 thousand in 2Q09. In relation to 3Q09 and 4Q09, the adjustments caused a reduction of R$8,051 thousand and R$ 24,742, respectively.

Detailed explanation of all the adjustments from the adoption of the CPCs 15 to 40 and changes in accounting practices can be found in the note 2.b in our Explanatory Notes.

CONFERENCE CALL – 2Q10

In Portuguese

Date: July 28, 2010 (Wednesday)
Time: 9:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (55 11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until August 05, 2010 at telephone number (55 11) 2188-0155 - code: Vivo or in our website

In English

Date: July 28, 2010 (Wednesday)
Time: 11:00 a.m. (Brasília time) and 10:00 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until August 05, 2010 at telephone number +1(412) 317-0088 - code: 442569# or in our website.

VIVO – Investor Relations
Cristiane Barretto Sales Carlos Raimar Schoeninger Luis Carlos Plaster Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172
e-mail: ir@vivo.com.br

Information available in our website:  http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY
Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
SE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (post paid + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies + free lease to corporate customers (PJ) + Fistel) / gross additions.
VC – amount owed by the User, per time unit, for the communication.
VC1 – amount owed by the User, per time unit, for a call made to a STFC Access Code in the internal geographic area of the Registration Area of the call originated.
VC2 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located but inside his/her primary area code.
VC3 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located and outside his/her primary area code.
VU-M – amount payable to a SMP Operator, per time unit, for the use of its network (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts revenue and interconnection cost. Application of Partial Bill &Keep ceased as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.